SECURITIES 04002341 ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankoh Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
130 Merchant Street Suite #850
(No. and Street)

Honolulu	**HI**	**96813**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Moriwaki, President **(808) 537-8276**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

2400 Pauahi Tower; 1001 Bishop Street	**Honolulu**	**HI**	**96813**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 08 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Moriwaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bankoh Investment Services, Inc., as of February 18, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and sworn to before me this 24th day of February, 2004

Notary Public, State of Hawaii
My commission expires
Notary Public

Notary Public, State of Hawaii
My Commission Expires: September 23, 2005
Stacy R.H.F. Caswell

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

For the Year Ended December 31, 2003
with Report of Independent Auditors

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Financial Statements

Year Ended December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Report of Independent Auditors

The Board of Directors
Bankoh Investment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2004

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Statement of Financial Condition

December 31, 2003

Assets	
Cash and Cash Equivalents	$ 1,844,258
Restricted Cash	35,000
Commissions Receivable from Clearing Organization, Investment and Insurance Companies	392,911
Premises and Equipment	38,692
Deferred Taxes	69,070
Due from Parent for Income Taxes	223,012
Total Assets	$ 2,602,943
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued Expenses and Other Liabilities	$ 839,130
Stockholder's Equity:	
Common Stock ($10 par value), authorized, issued, outstanding 50,000 shares	500,000
Capital Surplus	2,200,000
Retained Earnings (Deficit)	(936,187)
Total Stockholder's Equity	1,763,813
Total Liabilities and Stockholder's Equity	$ 2,602,943

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Statement of Income

Year Ended December 31, 2003

Revenues	
Commissions	$ 3,102,198
Annuity Fee Income	5,342,662
Life Insurance Income	1,230,032
Interest Income	53,601
Other Income	34,537
Total Revenues	9,763,030
Expenses	
Salaries, Commissions and Benefits	5,625,403
Broker Charges	724,812
Net Occupancy	416,860
Net Equipment	124,558
Other Operating Expense	958,734
Total Expenses	7,850,367
Income before Income Taxes	1,912,663
Provision for Income Taxes	775,587
Net Income	$ 1,137,076

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2003

	Common Stock	Capital Surplus	Retained Earnings (Deficit)	Total
Balances at December 31, 2002	$ 500,000	$ 2,200,000	$ 1,926,737	$ 4,626,737
Net income	-	-	1,137,076	1,137,076
Cash Dividend	-	-	(4,000,000)	(4,000,000)
Balances at December 31, 2003	$ 500,000	$ 2,200,000	$ (936,187)	$ 1,763,813

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Statement of Cash Flows

Year Ended December 31, 2003

Operating Activities	
Net Income	$ 1,137,076
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	32,715
Change in Commissions Receivable	(111,172)
Change in Other Assets	272
Change in Due to/from Parent for Income Taxes	(598,144)
Change in Accrued Expenses and Other Liabilities	349,685
Net Cash Provided by Operating Activities	810,432
Financing Activities	
Cash Dividend	(4,000,000)
Decrease in Cash and Cash Equivalents	(3,189,568)
Cash and Cash Equivalents at Beginning of Year	5,033,826
Cash and Cash Equivalents at End of Period	$ 1,844,258

See accompanying notes to financial statements.

Bankoh Investment Services, Inc.
(formerly Pacific Century Investment Services, Inc.)

Notes to Financial Statements

Year Ended December 31, 2003

1. Summary of Significant Accounting Policies

The accounting principles followed by Bankoh Investment Services, Inc. (the "Company"), and the methods of applying those principles conform with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with these accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the financial statements. The significant accounting policies are summarized below.

Organization

The Company is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii) which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the National Association of Securities Dealers and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets including the New York Stock Exchange, American Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity and other pension products under a sub-agent agreement with a general agency.

On January 13, 2003, the Company's name was officially changed to Bankoh Investment Services, Inc. from Pacific Century Investment Services, Inc.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund and totaled $1,321,191 at December 31, 2003.

1. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash includes a deposit with the Company's clearing agent, Fiserv Securities, Inc., for the duration of the service agreement. The deposit will be returned to the Company within ten days after the termination of the agreement.

Premises and Equipment

Premises and equipment are stated at cost less allowances for depreciation and amortization. Depreciation and amortization is computed using the straight-line method over lives ranging from three to ten years.

Commissions

Commission revenue and related broker charges are recorded on a settlement-date basis as securities transactions occur.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the insurance company receives the customer's funds and completed application.

2. Service Agreement

The Company has a service agreement with Fiserv Securities, Inc. to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $993,704, which was $743,704 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.84 to 1.

The Company had no subordinated debt at December 31, 2003 or at any time during the year then ended.

4. Related Party Transactions

The Company maintains a non-interest bearing demand account with the Bank totaling $523,067 at December 31, 2003.

The Bank pays certain personnel and operating costs on behalf of the Company. These expenses are reimbursed by the Company to the Bank. Other expenses such as rent, postretirement benefits, retirement benefits, overhead, insurance, and furniture and equipment are allocated to the Company based on actual costs. At December 31, 2003, amounts due to the Bank included in Accrued Expenses and Other Liabilities totaled $831,367.

4. Related Party Transactions (continued)

After a detailed strategic review, the Bank transferred several employees from its wholly-owned life insurance subsidiary, Bank of Hawaii Insurance Services, Inc., into the Company. The transfer was effective January 1, 2003.

5. Premises and Equipment

The following is a summary of premises and equipment at December 31, 2003:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Premises	$ 21,361	$ (7,477)	$ 13,884
Equipment	391,376	(366,568)	24,808
	$ 412,737	$ (374,045)	$ 38,692

6. Income Taxes

The Company files consolidated federal income tax and State of Hawaii franchise tax returns with the Parent. Income taxes are provided based upon the taxable income or loss of each entity in the group. The Parent's tax sharing policy provides for the settlement of income taxes between each entity as if each entity had filed a separate return. Payments are made to the Parent by each entity with current tax liabilities, and each entity which generates current tax benefits receives payments for the benefits as used.

6. Income Taxes (continued)

The Company paid $1,373,458 to the Parent for income taxes during 2003.

The Company's deferred tax asset of $69,070 is predominantly the result of temporary timing differences relating to depreciation and accounts payable. Utilization of the Company's deferred tax asset is predicated on the Company being profitable in future years. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portions or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company believes that its deferred tax asset will be realized.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan ("Savings Plan"). The Savings Plan has three contribution components: (1) 401(k) matching; (2) a 3% fixed amount based on employee's compensation; and (3) a discretionary value sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants each calendar quarter equal to $1.25 for each $1.00 contributed by participants up to 2% of the participant's eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant's eligible compensation. In addition, all eligible participants will receive an annual 3% fixed contribution and a discretionary value sharing contribution that are linked to the Parent's financial goals. These contributions are made regardless of whether the participant contributes to the Savings Plan and is invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $398,000 in 2003.

7. Employee Benefits (continued)

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning December 31, 2000, the Retirement Plan no longer provides for compensation increases in the determination of benefits. Retirement Plan assets are managed by investment advisors in accordance with investment policies established by the plan trustees.

The Parent's post-retirement benefit plans provide retirees with life, dental and medical insurance benefits. The retiree life insurance benefit for participants who retired was terminated on January 1, 2004. Employees who were retired as of December 31, 2003 are still eligible for the life insurance benefits. The costs of providing post-retirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent recognizes the transition obligation over 20 years, ending in 2013. The Parent has no segregated assets to provide for post-retirement benefits. For the year ended December 31, 2003, the Company expense for post-retirement benefits was $47,000.

8. Operating Leases

The Company leases certain computer equipment and related data services on a month-to-month basis.

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2003 was approximately $395,000 and was included in net occupancy expense.

Schedule I

Bankoh Investment Services, Inc.
(formerly Pacific Century Investments Services, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	1,763,813
Deductions and/or Charges:		
Nonallowable Assets:		
Commissions Receivable		392,911
Deferred Taxes		69,070
Due from Parent for Income Taxes		223,012
Premises and Equipment		38,692
Excess Fidelity Bond		20,000
		743,685
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		1,020,128
Haircuts on Money Market Funds		(26,424)
Net Capital	$	993,704
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Accrued Expenses and Other Liabilities	$	839,130
Total Aggregate Indebtedness	$	839,130
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6.6667% of Total Aggregate Indebtedness)	$	55,942
Minimum Dollar Net Capital Requirement	$	250,000
Net Capital Requirement (Greater of Above Two Minimum Requirement Amounts)	$	250,000
Net Capital in Excess of Required Minimum	$	743,704
Excess Net Capital at 1,000 Percent	$	909,791
Ratio: Aggregate Indebtedness to Net Capital		0.84 to 1

Schedule I

Bankoh Investment Services, Inc.
(formerly Pacific Century Investments Services, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission (continued)

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2003):		
Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	1,034,123
Audit Adjustments to Record Additional Compensation		(83,030)
Other Audit Adjustments (Net)		42,611
Net Capital Per Above	$	993,704

Schedule II

Bankoh Investment Services, Inc.
(formerly Pacific Century Investments Services, Inc.)

Statement Regarding Rule 15c3-3

As of December 31, 2003

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Fiserv Securities, Inc.

ERNST & YOUNG

Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, Hawaii 96813-3429

Phone: (808) 531-2037
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Bankoh Investment Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bankoh Investment Services, Inc. (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2004